Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-157769
Prospectus Supplement
(To Prospectus Dated August 2, 2010)

DTE Energy Company

Dividend Reinvestment and Stock Purchase Plan
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This Prospectus Supplement relates to shares of common stock (without par value) of DTE Energy Company (“DTE Energy”) registered for sale under the DTE Energy Company Dividend Reinvestment and Stock Purchase Plan (“Plan”). The Plan provides participants with a simple and convenient method of reinvesting cash dividends in and purchasing additional shares of DTE Energy's common stock. Only DTE Energy shareowners of record may participate in the Plan.

On March 6, 2009, DTE Energy filed a Registration Statement on Form S-3 (Registration No. 333-157769) with the Securities and Exchange Commission in order to register 10,000,000 shares of DTE Energy common stock for offering and sale to participants in the Plan. The Registration Statement became effective upon filing.

Effective August 2, 2010, DTE Energy appointed a new administrator for the Plan: Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. DTE Energy provided updated information concerning the operation of the Plan under the new administrator in the definitive prospectus (the “Prospectus”) filed as part of Post-Effective Amendment No. 1 to the Registration Statement. The Prospectus is dated August 2, 2010.

This Prospectus Supplement updates the instructions in the Prospectus for participants to sell shares held in the Plan. The information set forth below is intended to amend the identified sections originally set forth in the Prospectus. This Prospectus Supplement should be attached to the Prospectus and read in conjunction with it.

Question 19, on page 8 of the Prospectus, is amended to read in its entirety as follows:

19. Can I sell shares I own under the Plan?

You can sell your shares at any time by submitting a request to the Plan Administrator in one of the following ways:

Complete the tear-off form attached to your Plan statement and mail the form to the Plan Administrator.

Call the Plan Administrator at 1-866-388-8558. You may instruct the Plan Administrator to sell some or all of your Plan shares. You can place a sale order via the Interactive Voice Response (“IVR”) system. Follow the instructions provided. Alternatively, you can place a sale order by speaking with a customer service representative.

Mail or fax written instructions to the Plan Administrator including your account name/registration and your 10 digit account number on your request.

Access your account via the Internet at www.shareowneronline.com.

You may instruct the Plan Administrator to sell shares under the Plan through a Batch Order, Market Order, Day Limit Order, Good-'Til-Date/Canceled Limit Order or Stop Order.

Batch Order (online, telephone, mail) - Requests to sell shares are aggregated and the total of all shares are sold on the open market. Batch Order sale requests will be completed by the Plan Administrator no later than five business days after receipt.

The price per share sold will not be known until the sales are completed and will always be the weighted-average price for all shares sold for the Plan on the trade date.

Market Order (online or telephone) - During market hours, sale requests will be promptly submitted by the Plan Administrator to a broker. The sale will be at the prevailing market price when the trade is executed. Once entered, a Market Order request cannot be canceled. Sale requests submitted near the close of the market may be executed on the next trading day, along with other requests received after market close.

Day Limit Order (online or telephone) - Sale requests for a Day Limit Order will be promptly submitted by the Plan Administrator to a broker. The sale will be executed when and if the stock reaches, or exceeds the specified price on the day the order was placed. The request will be automatically canceled if the price is not met by the end of the trading day.

Good-'Til -Date/Canceled (GTD/GTC) Limit Order (online or telephone) - Requests to sell shares with a GTD and GTC Limit Order will be promptly submitted by the Plan Administrator to a broker. The sale will be executed when and if the stock reaches, or exceeds the specified price at any time while the order remains open (up to the date requested or 90 days for GTC). The request is automatically canceled if the price is not met by the end of the order period.

Stop Order (online or telephone) - Requests to sell shares will be promptly submitted by the Plan Administrator to a broker for a Stop Order. The sale will be executed when the stock reaches a specified price, at which time the order becomes a Market Order and the sale will be at the prevailing market price when the trade is executed. The price specified in the order must be below the current market price (generally used to limit a market loss).

The Plan Administrator will mail a check for the net proceeds of the sale to the address on record by first class mail. If you want your check mailed to a different address, you must notify the Plan Administrator in writing at the time of your sale request.

You may request that the net sale proceeds be automatically deposited to a bank checking or savings account. You must provide a voided blank check for a checking account or blank savings deposit slip for a savings account. If you are unable to provide a voided check or savings deposit slip, your written request must have your signature(s) medallion guaranteed by an eligible financial institution. Requests for direct deposit of net sale proceeds that do not provide the required documentation will not be honored and a check for the net sale proceeds will be issued.

You will be responsible for an administrative fee, along with a brokerage fee (see Addendum A). These fees will be deducted from the proceeds of the sale.

Please note that the share price may fluctuate between the time your sale request is received and the time the sale is completed on the open market. Requests received by mail will be processed as a Batch Order. Neither DTE Energy nor any of its affiliates will provide any investment recommendations or investment advice with respect to transactions made through the Plan. This risk should be evaluated by the participant and is a risk that is borne solely by the participant.

Note: Certain types of accounts may be restricted from selling shares via the internet, telephone or IVR and may require additional documentation. Contact the Plan Administrator for further information.

At year end, an IRS Form 1099-B reporting the sale of shares will be sent to you, which you should retain for your tax reporting purposes. You should consult your own tax advisor for advice applicable to your particular situation.

The fee schedule in Addendum A is amended to read in its entirety as follows:

Addendum A
DTE Energy Company
Dividend Reinvestment and Stock Purchase Plan Fees
As of January 10, 2013

Enrollment Fees

Initial Enrollment in Plan (registered shareowners)	No Fee

Minimum and Maximum Investment Amounts

Minimum Cash Investment (per transaction)	$50.00
Maximum Monthly Investment	$10,000.00

Participant Fees

	Administrative	Brokerage Fee
	Fee	(Per Share)
Quarterly Reinvestment
Shareowners of record owning 100 shares or more	$1.00	$0.05
Shareowners of record owning less than 100 shares	$0.00	$0.05
Optional Cash Investment via Check	$1.00	$0.05
Monthly Automatic Optional Cash Investment	$1.00	$0.05
Individual Automatic Optional Cash Investment	$2.00	$0.05
Returned Check or Rejected Automatic Bank Withdrawal (per item)	$35.00
Sale of Plan Shares
Batch Order (per order)	$10.00	$0.10
Market Order (per order)	$25.00	$0.10
Day Limit Order (per transaction)	$30.00	$0.10
GTD/GTC Limit Order (per transaction)	$30.00	$0.10
Stop Order (per transaction)	$30.00	$0.10
Direct Deposit of Net Sale Proceeds (per transaction)	$5.00

Duplicate Statement & Research Fees

Current Year Duplicate Statement	No Fee
Prior Year Duplicate Statement (per year)	$15.00
Research Fee	Call for fee information

DTE Energy Company reserves the right to change
the minimum or maximum investment amount or to add or modify fees.

The date of this prospectus supplement is January 10, 2013.

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